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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                          HOMECOM COMMUNICATIONS, INC.
                          ----------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0001 per share
                         (Title of Class of Securities)

                                   43738N 10 8
                                 --------------
                                 (CUSIP Number)

                              Michael G. Jesselson
                                   Suite 4101
                           1301 Avenue of the Americas
                               New York, NY 10019
                                  212-459-9517
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 21, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                                    Schedule 13D
--------------------------------------------------------------------------------

CUSIP No. 43738N 10 8                     13D                  Page 2 of 5 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Michael G. Jesselson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) OR 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF            -0-
   SHARES        ---------------------------------------------------------------
 BENEFICIALLY     8.  SHARED VOTING POWER
   OWNED BY           90,000
     EACH        ---------------------------------------------------------------
   REPORTING      9.  SOLE DISPOSITIVE POWER
 PERSON WITH          -0-
                 ---------------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                      90,000
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      -0-
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [X]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                                    Schedule 13D
--------------------------------------------------------------------------------

CUSIP No. 43738N 10 8                     13D                  Page 3 of 5 Pages
--------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Erica Jesselson
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY
--------------------------------------------------------------------------------
4.       SOURCE OF FUNDS*
         PF
--------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                      [ ]
--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         U.S.A.
--------------------------------------------------------------------------------
                  7.   SOLE VOTING POWER
  NUMBER OF            -0-
   SHARES         --------------------------------------------------------------
 BENEFICIALLY     8.   SHARED VOTING POWER
   OWNED BY            90,000
     EACH         --------------------------------------------------------------
   REPORTING      9.   SOLE DISPOSITIVE POWER
 PERSON WITH           -0-
                  --------------------------------------------------------------
                  10.  SHARED DISPOSITIVE POWER
                       90,000
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                       90,000
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     [ ]
--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       3.0%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 4 of 5 Pages

         This statement constitutes Amendment No. 1 to the statement on Schedule 13D filed with the Securities and Exchange Commission on July 18, 1997 (the "Original Statement"), of Michael G. Jesselson and Erica Jesselson. All defined terms hereunder have the meanings set forth in the Original Statement. This Amendment No. 1 reflects certain material changes in the information set forth in the Original Statement, as follows:

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         (a) M. Jesselson has sold all 200,000 shares of Common Stock previously held by him and has no remaining beneficial ownership interest in the Common Stock. E. Jesselson beneficially owns 90,000 shares of the Company's Common Stock. This constitutes approximately 3.0% of the total outstanding. Pursuant to a power of attorney from E. Jesselson to M. Jesselson, the Reporting Persons share the power to vote and to direct the disposition of the 90,000 shares beneficially owned by E. Jesselson.

         (c) The following sale transactions were effected by M. Jesselson during the past sixty days:

Date      Transaction Type    Amount       Price per Share
----      ----------------    ------       ---------------
4/20/98   Open market sale    36,500          $6.46
4/21/98   Open market sale    50,000          $9.5663
4/21/98   Open market sale    63,500          $8.3071
4/21/98   Open market sale    10,000          $11.625
4/22/98   Open market sale    15,000          $10.9375
4/24/98   Open market sale    25,000          $6.8138

         (e) On April 21, 1998, M. Jesselson and E. Jesselson ceased to be the beneficial owners of more than 5% of the Company's Common Stock.

Item 7.  Material to be Filed as Exhibits
         --------------------------------

         1. Power of Attorney from E. Jesselson to M. Jesselson dated February 24, 1994, incorporated by reference to the Original Statement.

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                                                               Page 5 of 5 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 1998
                                     /s/ Michael G. Jesselson
                                    -----------------------------------
                                    Michael G. Jesselson

                                     /s/ Michael G. Jesselson
                                    -----------------------------------
                                    Erica Jesselson by Michael
                                    G. Jesselson, as
                                    attorney-in-fact